AB 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[illegible]8177

*KH 3/22

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Global Markets Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Wall Street
(No. and Street)

New York (City) N.Y. (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name*)

345 Park Ave. (Address) New York (City) NY (State) 10154 (Zip Code)

[redacted]

11020437

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/28

February 28, 2011

State of New York)
) ss:
County of New York)

We, the undersigned officers and directors of Citigroup Global Markets Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2010 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2010 and supplementary schedules will promptly be made available to those Citigroup Global Markets Inc. members and allied members whose signatures do not appear below.

James A. Forese
President

Cliff Verron
Chief Financial Officer

Subscribed and sworn to before me
this 28 day of February 2011.

LINDA A. STAITI
Notary Public, State of New York
No. 01ST4963940
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires March 19, 2014

Contents

This report contains (check all applicable boxes):**

X	(a)	Facing Page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Stockholder's Equity.
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
X	(g)	Computation of Net Capital.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
_	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
_	(m)	A copy of the SIPC Supplemental Report.
_	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Report of Independent Registered Public Accounting Firm on Internal Control pursuant to Rule 17a-5 and CFTC Regulation 1.16.
X	(p)	Statement of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
X	(q)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KPMG

CITIGROUP GLOBAL MARKETS INC.
AND SUBSIDIARIES

(An indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

As of December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citigroup Global Markets Inc.:

We have audited the accompanying consolidated statement of financial condition of Citigroup Global Markets Inc. (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citigroup Global Markets Inc. and subsidiaries as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2011

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2010

(Dollars in millions)

Assets		
Cash and cash equivalents		$ 730
Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations		14,085
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell (including $51,797 at fair value)	$ 66,222	
Deposits paid for securities borrowed	90,163	
		156,385
Trading account assets (approximately $20 billion were pledged to various parties at December 31, 2010):		
Mortgage-backed securities	27,993	
U.S. Treasury and federal agencies	15,115	
Corporate	13,379	
Equity securities	9,126	
State and municipal securities	5,356	
Derivatives	3,020	
Foreign government securities	1,065	
Asset-backed securities	1,859	
Other debt securities	758	
		77,671
Investment in Morgan Stanley Smith Barney Holdings LLC (including Preferred Securities of $2,000)		12,591
Receivables:		
Customers	16,970	
Brokers, dealers and clearing organizations	4,507	
Other	1,063	
		22,540
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $884		709
Goodwill		145
Intangibles		14
Other assets		3,539
Total assets		$ 288,409

The accompanying notes are an integral part of this consolidated statement of financial condition.

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2010

(Dollars in millions, except share data)

Liabilities and Stockholder's Equity		
Short-term borrowings:		
Affiliates	$ 14,851	
Other	984	
		$ 15,835
Collateralized short-term financing agreements:		
Securities sold under agreements to repurchase (including $82,775 at fair value)	106,859	
Deposits received for securities loaned	24,560	
		131,419
Trading account liabilities:		
U.S. government and government agency securities	15,546	
Equity securities	5,383	
Corporate debt securities	3,758	
Derivatives	2,856	
Foreign government securities	234	
Other debt securities	98	
		27,875
Payables and accrued liabilities:		
Customers	38,453	
Brokers, dealers and clearing organizations	6,993	
Other	12,591	
		58,037
Long-term debt		27,278
Subordinated indebtedness		11,945
Total liabilities		272,389
Stockholder's equity:		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)	10	
Additional paid-in capital	12,567	
Retained earnings	3,454	
Accumulated other comprehensive income (loss)	(11)	
Total stockholder's equity		16,020
Total liabilities and stockholder's equity		$288,409

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Consolidated Statement of Financial Condition includes the accounts of Citigroup Global Markets Inc. (CGMI) and its subsidiaries (the Company). CGMI is a direct wholly-owned subsidiary of Citigroup Financial Products Inc. (CFPI), and is an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly-owned subsidiary of Citigroup Inc. (Citigroup). The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. As discussed below, CGMI consolidates entities deemed to be variable-interest entities when CGMI is determined to be the primary beneficiary.

Use of Estimates

The Company's Consolidated Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles (GAAP). Management must make estimates and assumptions that affect the Consolidated Statement of Financial Condition and the related footnote disclosures. Such estimates are used in connection with certain fair value measurements. See Note 11 to the Consolidated Statement of Financial Condition for further discussions on estimates used in the determination of fair value. The Company also uses estimates in determining consolidation decisions for special-purpose entities as discussed in Note 8. Moreover, estimates are significant in determining the amounts of any impairments of goodwill and other intangible assets, provisions for probable losses that may arise from credit-related exposures and probable and estimable losses related to litigation and regulatory proceedings, and reserves for uncertain tax positions. While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

Variable Interest Entities

An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in ASC 810, *Consolidation* (formerly FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities (revised December 2003)* (FIN 46(R)) and SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS 167), which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors that cannot make significant decisions about the entity's operations or that do not absorb their proportionate share of the expected losses or receive the expected returns of the entity.

Prior to January 1, 2010, the Company consolidated a VIE if it had a majority of the expected losses or a majority of the expected residual returns or both. As of January 1, 2010, when the Company adopted SFAS 167's amendments to the VIE consolidation guidance, the Company consolidates a VIE when it has both the power to direct the activities that most significantly impact the VIE's economic success and a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE.

Along with the VIE that was consolidated in accordance with these guidelines, the Company has variable interests in other VIEs that are not consolidated because the Company is not the primary beneficiary. These include certain collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs).

All VIEs are continually monitored by the Company to determine if any events have occurred that could cause its primary beneficiary status to change.

These events include:

- additional purchases or sales of variable interests by the Company or an unrelated third party, which cause the Company's overall variable interest ownership to change;
- changes in contractual arrangements in a manner that reallocates expected losses and residual returns among the variable interest holders; and
- providing support to an entity that results in an implicit variable interest.

All other entities not deemed to be VIEs with which the Company has involvement are evaluated for consolidation under other subtopics of ASC 810 (formerly Accounting Research Bulletin (ARB) No. 51, *Consolidated Financial Statements*, SFAS No. 94, *Consolidation of All Majority-Owned Subsidiaries*, and EITF Issue No. 04-5, — *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*).

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Cash Segregated and On Deposit for Federal and Other Regulations or Deposited with Clearing Organizations

Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations includes cash segregated in compliance with Federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash.

Trading Account Assets and Liabilities

Trading account assets include debt and marketable equity securities, derivatives in a net receivable position and residual interests in securitizations. *Trading account liabilities* include securities sold, not yet purchased (short positions), and derivatives in a net payable position. All trading account assets and liabilities are carried at fair value.

Derivatives are used for trading purposes and include interest rate, equity and currency swap agreements, options, caps and floors, warrants, and financial and commodity futures and forward contracts. Derivative asset and liability positions are presented net by counterparty on the Consolidated Statement of Financial Condition when a valid master netting agreement exists and the other conditions set out in ASC 210-20, *Balance Sheet—Offsetting* are met.

The Company uses a number of techniques to determine the fair value of trading assets and liabilities, all of which are described in Note 11 to the Consolidated Statement of Financial Condition.

Repurchase and Resale Agreements

Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized financing transactions. The resale and repurchase agreements represent collateralized financing transactions used to facilitate trading activity. These instruments are collateralized principally by government and government-agency securities and generally have terms ranging from overnight to up to a year.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional

collateral or reduction in the balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

The Company has elected to apply fair value accounting to a majority of the repo and reverse repo transactions with unaffiliated third parties. As described in Note 11 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of repo and reverse repo transactions. Any transactions for which fair value accounting has not been elected, including all repo and reverse repo transactions with related parties, are recorded at the amount of cash advanced or received plus accrued interest.

Where the conditions of ASC 210-20-45-11, *Balance Sheet—Offsetting: Repurchase and Reverse Repurchase Agreements*, are met, repos and reverse repos are presented net on the Consolidated Statement of Financial Condition. Excluding the impact of the allowable netting, reverse repos totaled $98 billion at December 31, 2010.

Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes, and so are treated as collateralized financing transactions when the transaction involves the exchange of cash. Such transactions are recorded at the amount of cash advanced or received plus accrued interest and are collateralized principally by government and government-agency securities and corporate debt and equity securities.

With respect to securities borrowed or loaned, the Company pays or receives cash collateral in an amount in excess of the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis with additional collateral received or paid as necessary.

Receivables and Payables and Accrued Liabilities – Customers, Brokers, Dealers and Clearing Organizations

The Company has receivables and payables for financial instruments purchased from and sold to brokers, dealers and customers. The Company is exposed to risk of loss from the inability of brokers, dealers or customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily, and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and brokers and dealers engaged in forwards, futures and other transactions deemed to be credit sensitive.

Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Certain internal use software costs are capitalized and amortized on a straight-line basis over their estimated useful lives.

Goodwill
Goodwill represents an acquired company's acquisition cost over the fair value of net tangible and intangible assets acquired. *Goodwill* is subject to annual impairment tests, whereby *Goodwill* is allocated to the Company's reporting units and an impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. Furthermore, on any business dispositions, *Goodwill* is allocated to the business disposed of based on the ratio of the fair value of the business disposed of to the fair value of the reporting unit.

Intangible Assets
Intangible assets, including customer relationships and other intangible assets, are amortized over their estimated useful lives. *Intangible assets* are subject to annual impairment tests, whereby an impairment is recognized if the carrying amount is not recoverable and exceeds the fair value of the *Intangible asset*.

Securitizations
The Company primarily securitizes mortgages and corporate debt instruments. There are two key accounting determinations that must be made relating to securitizations. In cases where the Company originated or owned the financial assets transferred to the securitization entity, it determines whether that transfer is considered a sale under GAAP. If it is a sale, the transferred assets are removed from the Company's Consolidated Statement of Financial Condition. Alternatively, if the Company determines that the transfer is a financing rather than a sale, the assets remain on the Company's Consolidated Statement of Financial Condition with an offsetting liability recognized in the amount of proceeds received.

In addition, the Company determines whether the securitization entity would be included in its Consolidated Statement of Financial Condition. If the securitization entity is a VIE, the Company consolidates the VIE if it is the primary beneficiary.

For all other securitization entities determined not to be VIEs in which CGMI participates, a consolidation decision is made by evaluating several factors, including how much of the entity's ownership is in the hands of third-party investors, who controls the securitization entity, and who reaps the rewards and bears the risks of the entity. Only securitization entities controlled by CGMI are consolidated.

As of January 1, 2010, upon adoption of SFAS 166/167, CGMI first makes a determination as to whether the securitization entity would be consolidated. Second, it determines whether the transfer of financial assets is considered a sale under GAAP. Furthermore, former qualifying special purpose entities (QSPEs) are now considered VIEs and are no longer exempt from consolidation. CGMI consolidates VIEs when it has both: (1) power to direct activities of the VIE that most significantly impact the entity's economic performance and (2) an obligation to absorb losses or right to receive benefits from the entity that could potentially be significant to the VIE.

Interests in the securitized and sold assets may be retained in the form of subordinated interest-only strips, subordinated tranches, and residuals.

Transfer of Financial Assets

For a transfer of financial assets to be considered a sale: the assets must have been isolated from the Company, even in bankruptcy or other receivership; the purchaser must have the right to sell the assets transferred or, if the purchaser is an entity whose sole purpose is to engage in securitization and asset-backed financing activities and that entity is constrained from pledging the assets it receives, each beneficial interest holder must have the right to sell the assets (prior to January 1 2010, the entity had to be a QSPE); and the Company may not have an option or any obligation to reacquire the assets. If these sale requirements are met, the assets are removed from the Company's Consolidated Statement of Financial Condition. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, the assets remain on the Consolidated Statement of Financial Condition, and the sale proceeds are recognized as the Company's liability. A legal opinion on a sale is generally obtained for complex transactions or where the Company has continuing involvement with assets transferred or with the securitization entity. For a transfer to be eligible for sale accounting, those opinions must state that the asset transfer is considered a sale and that the assets transferred would not be consolidated with the Company's *Other assets* in the event of the Company's insolvency.

For a transfer of a portion of a financial asset to be considered a sale, the portion transferred must meet the definition of a participating interest. A participating interest must represent a pro rata ownership in an entire financial asset; all cash flows must be divided proportionally, with the same priority of payment; no participating interest in the transferred asset may be subordinated to the interest of another participating interest holder; and no party may have the right to pledge or exchange the entire financial asset unless all participating interest holders agree. Otherwise, the transfer is accounted for as a secured borrowing. See Note 8 to the Consolidated Statement of Financial Condition for further discussion.

Income Taxes

The Company is subject to the income tax laws of the U.S., its states and municipalities and those of the foreign jurisdictions in which the Company operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.

Deferred taxes are recorded for the future consequences of events that have been recognized for financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) (now ASC 740, *Income Taxes*), sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See Note 4 to the Consolidated Statement of Financial Condition for a further description of the Company's related income tax assets and liabilities.

Related Party Transactions

The Company has related party transactions with certain of its subsidiaries and affiliates. These transactions, which are primarily short-term in nature, include cash accounts, collateralized financing transactions, margin accounts, derivative trading, charges for operational support and the borrowing and lending of funds, and are entered into in the ordinary course of business.

ACCOUNTING CHANGES

Elimination of Qualifying Special Purpose Entities (QSPEs) and Changes in the Consolidation Model for VIEs

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140* (SFAS 166, now incorporated into ASC Topic 860) and SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS 167, now incorporated into ASC Topic 810). The Company adopted both standards on January 1, 2010.

SFAS 166 eliminates QSPEs. SFAS 167 details three key changes to the consolidation model. First, former QSPEs are now included in the scope of SFAS 167. Second, the FASB has changed the method of analyzing which party to a VIE should consolidate the VIE (known as the primary beneficiary) to a qualitative determination of which party to the VIE has "power," combined with potentially significant benefits or losses, instead of the previous quantitative risks and rewards model. The party that has "power" has the ability to direct the activities of the VIE that most significantly impact the VIE's economic performance. Third, the new standard requires that the primary beneficiary analysis be re-evaluated whenever circumstances change. The previous rules required reconsideration of the primary beneficiary only when specified reconsideration events occurred.

As a result of implementing these new accounting standards, the Company consolidated one of the VIEs and former QSPEs with which it currently has involvement. Further, certain asset transfers, including transfers of portions of assets, that would have been considered sales under SFAS 140, are considered secured borrowings under the new standards.

The Company consolidated all required VIEs and former QSPEs, as of January 1, 2010, at fair value as the fair value option was elected. The impact of adopting these new accounting standards was to increase GAAP assets by $652 million as of January 1, 2010. This reflects the portion of the assets of a former QSPE to which the Company, acting as principal, had transferred assets and received sales treatment prior to January 1, 2010 (totaling approximately $80.8 billion), and (ii) the assets of significant VIEs as of January 1, 2010 with which the Company is involved (totaling approximately $24.8 billion) that were previously unconsolidated and are required to be consolidated under the new accounting standards. Due to the variety of transaction structures and the level of Company involvement in individual former QSPEs and VIEs, only one former QSPE with which the Company is involved was required to be consolidated.

Effect of a Loan Modification When the Loan is Part of a Pool Accounted for as a Single Asset (ASU No. 2010-18)

In April 2010, the FASB issued ASU No. 2010-18, *Effect of a Loan Modification When the Loan is Part of a Pool Accounted for as a Single Asset*. As a result of the amendments in this ASU, modifications of loans that are accounted for within a pool do not result in the removal of those loans from the pool, even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The ASU was effective for reporting periods ending on or after July 15, 2010. The ASU had no material effect on the Company's Consolidated Statement of Financial Condition.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Loss-Contingency Disclosures
In July 2010, the FASB issued a second exposure draft proposing expanded disclosures regarding loss contingencies. This proposal increases the number of loss contingencies subject to disclosure and requires substantial quantitative and qualitative information to be provided about those loss contingencies. The proposal will have no impact on the Company's accounting for loss contingencies.

Potential Amendments to Current Accounting Standards
In January 2011, the FASB issued the Proposed Accounting Standards Update – *Balance Sheet (Topic 210): Offsetting*, to propose a framework for offsetting financial assets and liabilities. This proposal would prohibit netting most derivative contracts covered by ISDA master netting agreements and also prohibit netting most repurchase/resale agreements under standard industry agreements that are allowed to be netted today and result in a significant gross up of assets and liabilities on the balance sheet.

The FASB is currently working on amendments to existing accounting standards governing financial instruments and lease accounting. Upon completion of the standards, the Company will need to re-evaluate its accounting and disclosures. The FASB is proposing sweeping changes to the classification and measurement of financial instruments, hedging and impairment guidance. The FASB is also working on a project that would require all leases to be capitalized on the balance sheet. These projects will have significant impacts for the Company. However, due to ongoing deliberations of the standard-setters, the Company is currently unable to determine the effect of future amendments or proposals at this time. The FASB and the International Accounting Standards Board (IASB) are currently working on several joint projects aimed at converging the two sets of accounting standards. However, the two Boards have proposed very different models for the Financial Instruments project. Due to certain differences between the FASB and IASB models, CGMI believes achieving convergence will be challenging.

2. DIVESTITURE

Joint Venture with Morgan Stanley
Pursuant to the Amended and Restated Joint Venture Contribution and Formation Agreement dated as of May 29, 2009, on June 1, 2009, Citigroup and Morgan Stanley established a joint venture (JV) that combines the Global Wealth Management platform of Morgan Stanley with Citigroup's Smith Barney, Quilter and Australia private client networks. Citigroup sold 100% of these businesses to Morgan Stanley in exchange for a 49% stake in the JV and an upfront cash payment of $2.75 billion. Pursuant to the Managed Futures Contribution and Interest Purchase Agreement dated as of July 31, 2009, Citigroup sold its Managed Futures business to Morgan Stanley in exchange for membership interests of Morgan Stanley Smith Barney Holdings LLC (MSSB LLC). Both Morgan Stanley and Citigroup will access the JV for retail distribution, and each firm's institutional businesses will continue to execute order flow from the JV.

CGMI's total investment in MSSB LLC was $12.6 billion at December 31, 2010, of which $10.6 billion represent's CGMI's 49% common share ownership in MSSB LLC accounted for under the equity method, as well as $2.0 billion of Preferred Securities. In determining the value at inception of its 49% common share ownership in MSSB LLC, the Company utilized the assistance of an independent third-party valuation firm and utilized both the income and the market approaches.

The Preferred Securities are accounted for on a fair value basis. CGMI is to receive cumulative preferential cash distributions, payable quarterly, at a rate per annum equal to 3-Month LIBOR plus 5.3%. MSSB LLC, at its option, may redeem any or all of these Preferred Securities on June 30, 2011, and thereafter on each

subsequent quarter end of any year. All Preferred Securities that remain outstanding on the Mandatory Redemption Date, June 1, 2015, shall be redeemed by MSSB LLC for cash at $1,000 per share.

3. INCENTIVE PLANS AND RETIREMENT BENEFITS

Incentive Plans

The Company, through Citigroup, has adopted a number of equity compensation plans under which it currently administers award programs involving grants of stock options, restricted or deferred stock awards, and stock payments. The award programs are used to attract, retain and motivate officers and employees, to provide incentives for their contributions to the long-term performance and growth of the Company, and to align their interests with those of Citigroup stockholders. The plans and award programs are administered by the Personnel and Compensation Committee of the Citigroup Board of Directors (the Committee), which is composed entirely of independent non-employee directors. Since April 19, 2005, all equity awards have been pursuant to Citigroup stockholder-approved plans.

Stock Award Programs

Citigroup issues (and has issued) shares of Citigroup common stock in the form of restricted stock awards, deferred stock awards, and stock payments pursuant to the 2009 Stock Incentive Plan (and predecessor plans) to its officers and employees. The Company's primary stock award program is the Capital Accumulation Program (CAP). Generally, CAP awards of restricted or deferred stock constitute a percentage of annual incentive compensation and vest ratably over four-year periods, beginning on the first anniversary of the award date.

Continuous employment within Citigroup is generally required to vest in CAP and other stock award programs. Typically, exceptions allow vesting for participants whose employment is terminated involuntarily during the vesting period for a reason other than "gross misconduct," who meet specified age and service requirements before leaving employment (retirement-eligible participants), or who die or become disabled during the vesting period. Post-employment vesting by retirement-eligible participants is generally conditioned upon their refraining from competing with Citigroup during the remaining vesting period.

From time to time, restricted or deferred stock awards and/or stock option grants are made to induce talented employees to join Citigroup or as special retention awards to key employees. Vesting periods vary, but are generally two to four years. Generally, recipients must remain employed through the vesting dates to vest in the awards, except in cases of death, disability, or involuntary termination other than for "gross misconduct." Unlike CAP, these awards do not usually provide for post-employment vesting by retirement-eligible participants.

For all stock awards, during the applicable vesting period, the shares awarded are not issued to participants (in the case of a deferred stock award) or cannot be sold or transferred by the participants (in the case of a restricted stock award), until after the vesting conditions have been satisfied. Recipients of deferred stock awards do not have any stockholder rights until shares are delivered to them, but they generally are entitled to receive dividend-equivalent payments during the vesting period. Recipients of restricted stock awards are entitled to a limited voting right and to receive dividend or dividend-equivalent payments during the vesting period. Once a stock award vests, the shares become freely transferable (but certain executives are required to hold the shares subject to a stock ownership commitment).

A portion of the immediately vested cash incentive compensation awarded in January 2011 to selected highly compensated employees was delivered in immediately-vested stock payments.

Annual incentive awards made in January 2011 to executive officers have a performance-based vesting condition. If Citigroup has pretax net losses during any of the years of the deferral period, the Personnel and Compensation Committee of Citigroup's Board of Directors may exercise its discretion to eliminate or reduce the number of shares that vest for that year. This performance-based vesting condition applies to CAP and long-term restricted stock (LTRS) awards made in January 2011 to executive officers.

Annual incentive awards made in January 2011 to executive officers have a performance-based vesting condition. If Citigroup has had pre-tax net losses during any of the years of the deferral period, the Personnel and Compensation Committee of Citigroup's Board of Directors may exercise its discretion to eliminate or reduce the number of shares that vest for that year. This performance-based vesting condition applies to CAP and LTRS awards made in January 2011 to executive officers.

All CAP and LTRS awards made in January 2011 provide for a clawback that applies in the case of employee misconduct or where the awards were based on earnings that were misstated or on materially inaccurate performance metric criteria.

In September 2010, salary stock was paid to certain executive officers and highly compensated employees in a manner consistent with the salary stock payments made in 2009 pursuant to rulings issued by the Special Master for the Troubled Asset Relief Program Executive Compensation (the Special Master). The salary stock paid for 2010, net of tax withholdings, is transferable over a 12-month period beginning in January 2011. There are no provisions for early release of these transfer restrictions in the event of retirement, involuntary termination of employment, change in control, or any other reason. In January 2010, certain executive officers and highly compensated employees received salary stock payments that become transferrable in monthly installments over periods of either one year or three years beginning in January 2010.

Unearned compensation expense associated with CAP and other stock awards described above represents the market value of Citigroup common stock at the date of grant.

Stock Option Programs

On April 20, 2010, Citigroup made an option grant to a group of employees who were not eligible for the October 29, 2009, one-time broad-based option grant to employees worldwide. The options were awarded with a strike price equal to the NYSE closing price on the trading day immediately preceding the date of grant ($4.88). The options vest in three annual installments beginning on October 29, 2010. The options have a six-year term.

Valuation and related assumption information for Citigroup option programs is presented below. The Company uses a lattice-type model to value stock options.

For options granted during	2010
Valuation assumptions	
Expected volatility	36.42%
Risk-free interest rate	2.88%
Expected dividend yield	0.00%
Expected annual forfeitures	9.62%

Profit Sharing Plan
In October 2010, the Committee approved awards under the 2010 Key Employee Profit Sharing Plan (KEPSP) which may entitle participants to profit-sharing payments based on an initial performance measurement period of January 1, 2010 through December 31, 2012. Generally, if a participant remains employed and all other conditions to vesting and payment are satisfied, the participant will be entitled to an initial payment in 2013 as well as a holdback payment in 2014 that may be reduced based on performance during the subsequent holdback period (generally, January 1, 2013 through December 31, 2013). If the vesting and performance conditions are satisfied, a participant's initial payment will equal two-thirds of the product of the cumulative pretax income for the initial performance period and the participant's applicable percentage. The initial payment will be paid after January 20, 2013 but no later than March 15, 2013.

The participant's holdback payment, if any, will equal the product of (a) the lesser of cumulative pretax income of Citicorp (Citigroup less Citi Holdings) for the initial performance period and cumulative pretax income of Citicorp for the initial performance period and the holdback period combined (generally, January 1, 2010 through December 31, 2013), and (b) the participant's applicable percentage, less the initial payment; provided that the holdback payment may not be less than zero. The holdback payment, if any, will be paid after January 20, 2014 but no later than March 15, 2014. The holdback payment, if any, will be credited with notional interest during the holdback period. It is intended that the initial payment and holdback payment will be paid in cash; however, awards may be paid in Citi common stock if required by regulatory authority.

In addition to the vesting and performance conditions described above, nonvested or undelivered KEPSP payments are subject to forfeiture or reduction if a participant (a) received a payment based on materially inaccurate financial statements (including, but not limited to, statements of earnings, revenues or gains) or any other materially inaccurate performance metric criteria, (b) knowingly engaged in providing inaccurate information (including such participant's knowingly failing to timely correct inaccurate information) relating to financial statements or performance metrics, (c) materially violated any risk limits established by senior management and/or risk management, or any balance sheet or working capital guidance provided by a business head, or (d) is terminated on account of gross misconduct.

Additionally, the Company (through Citigroup) may from time to time introduce incentive plans for certain employees that have an incentive-based award component. These awards are not material to the Company's operations.

Retirement Benefits and Citigroup 401(k)
The Company has several non-contributory defined benefit pension plans covering certain employees. The qualified defined benefit plan provides benefits under a cash balance formula. However, employees satisfying certain age and service requirements remain covered by a prior final average pay formula under that plan. Effective January 1, 2008, the U.S. qualified pension plan was frozen for most employees. Accordingly, no additional compensation-based contributions were credited to the cash balance portion of the plan for existing plan participants after 2007. However, certain employees covered under the prior final pay plan formula continue to accrue benefits. The Company also offers postretirement health care and life insurance benefits to certain eligible retired employees.

Under the Citigroup 401(k) plan, a defined-contribution plan, eligible U.S. employees received matching contributions of up to 4% of their compensation for 2010, subject to statutory limits. Effective January 1, 2011, the maximum amount of matching contributions paid on employee deferral contributions made into this plan will be increased from the 4% to 6% of eligible pay for all employees, subject to statutory limits. The matching contribution is invested according to participants' individual elections. Additionally, for

eligible employees whose compensation is $100,000 or less, a fixed contribution of up to 2% of compensation is provided.

Health care and life insurance plans
The Company, through Citigroup, provides certain health care and life insurance benefits for its active employees. The Company also offers postretirement health care and life insurance benefits to certain eligible retired employees.

4. INCOME TAXES

Under income tax allocation agreements with CGMHI, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis. The Company has $9 million in income taxes payable to CGMHI at December 31, 2010.

Pursuant to the agreement with CGMHI, temporary differences are treated as current tax items, and the tax effect on such differences are included in intercompany tax settlements with CGMHI. In the absence of such an agreement, the Company would have reported net deferred income tax liabilities of $2,974 million at December 31, 2010, related to the following:

In millions of dollars	
Deferred tax assets	
Net operating loss carryforwards	$ 177
Restructuring and settlement reserves	123
Intangibles	48
Credit loss deduction	14
Gross deferred tax assets	362
Deferred tax liabilities	
Investments	2,625
Fixed assets and leases	369
Deferred compensation and employee benefits	34
Other deferred tax liabilities	235
Gross deferred tax liabilities	3,263
Net deferred tax liability	$2,901

In the absence of the agreement with CGMHI, the Company has state and local net operating loss carryforwards of $1.8 billion and $1.1 billion in New York State and New York City, respectively. This consisted of $0.3 billion and $0.2 billion whose expiration date is 2027 and $1.5 billion and $0.9 billion, whose expiration date is 2028; for which, the Company has recorded a net deferred tax asset of $162 million, along with less significant net operating losses in various other states for which the Company has recorded a net deferred tax asset of $15 million and which expire between 2012 and 2028. The Company has no valuation allowance on deferred tax assets at December 31, 2010, and no deferred tax valuation allowance would be necessary had CGMI been a separate taxpayer.

In the absence of the agreement with CGMHI, the following is a roll-forward of the Company's FIN 48 unrecognized tax benefits from January 1, 2010 to December 31, 2010:

In millions of dollars	
Total unrecognized tax benefits at January 1, 2010	$ 164
Net amount of increases for current year's tax positions	1
Gross amount of increases for prior years' tax positions	-
Gross amount of decreases for prior years' tax positions	(45)
Amounts of decreases relating to settlements	(12)
Total unrecognized tax benefits at December 31, 2010	**$ 108**

5. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The goodwill balance for the Company was $145 million at December 31, 2010. The Company performed the required impairment tests of goodwill during 2010. No goodwill was written off due to impairment in 2010.

Intangible Assets

All of the Company's intangible assets are subject to amortization. The components of intangible assets at December 31, 2010 were as follows:

In millions of dollars	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$19	$12	$ 7
Software licenses / technology	44	37	7
Total amortizing intangible assets	$63	$49	$14

6. LONG-TERM DEBT AND SUBORDINATED INDEBTEDNESS

In millions of dollars	Interest rate	Maturities	Balances
Master promissory note with CFPI	3.44%	2012	$25,000
Non-recourse loan with CFPI	4.25%	2015	2,150
Subordinated indebtedness with CGMHI	1.19%	2012	6,945
Subordinated indebtedness with CFI	3.28%	2016	5,000
Other long-term debt (1)	6.11%	2037	128
Total			$39,223

(1) Related to VIEs consolidated effective January 1, 2010 with the adoption of SFAS 166/167.

At December 31, 2010 the Company had subordinated indebtedness of $6.945 billion with CGMHI. This subordinated credit agreement bears interest at a rate agreed upon by both parties (currently 1.19%) and matures on August 31, 2012. The Company also has a subordinated revolving credit agreement with Citigroup Funding Inc., an affiliated Company, in the amount of $5 billion. The agreement bears interest at

a rate agreed upon by both parties (currently 3.28%). At December 31, 2010, there are $5.0 billion in borrowings included in subordinated indebtedness under this facility which matures on June 30, 2016.

All subordinated indebtedness qualified for inclusion in net capital at December 31, 2010. In accordance with Securities and Exchange Commission (SEC) regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

The $2.15 billion non-recourse loan with CFPI is secured by preferred shares owned by CGMI in the Morgan Stanley Smith Barney joint venture, bears interest at 4.25% at December 31, 2010 and matures in 2015.

On December 17, 2010, CGMI executed a master promissory note agreement with CFPI in the maximum amount of $60 billion, whereby an existing loan between CFPI and CGMI was bifurcated into a long-term and short-term component. The existing loan was a variable rate loan that was payable upon demand. The new agreement currently bears a variable interest at a rate agreed upon by both parties (currently 3.44%) and both the long-term and short-term components are prepayable without penalty. At December 31, 2010, there are $25 billion in long-term borrowings with CFPI under this facility. The amount outstanding under this master promissory note is "evergreen" in nature, i.e. the loan has no contractual final end / repayment date. For liquidity purposes the maturity of the loan is assumed to be one year plus one day from the current reporting date. The maturity of the non-recourse loan and master promissory note may be accelerated if the Company breaches certain restrictive provisions of the loan agreements, which require, among other things, that the Company maintain minimum levels of net capital (see Note 7 to the Consolidated Statement of Financial Condition). The Company was in compliance with these requirements at December 31, 2010.

7. CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the net capital requirements of SEC Rule 15c3-1 ("Net Capital Rule"), the Financial Industry Regulatory Authority ("FINRA") and the Commodities Futures Trading Commission ("CFTC"). Under the Net Capital Rule, the Company is required to maintain minimum net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the risk based requirement representing the sum of 8% of customer risk maintenance margin requirement and 8% of non customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items.

The Company has elected to compute net capital in accordance with the provisions of Appendix E of the Net Capital Rule. This methodology allows the Company to compute market risk capital charges using internal value-at-risk models. Under Appendix E of the Net Capital Rule, the Company is required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million. The Company is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 31, 2010, CGMI had tentative net capital in excess of both the minimum and the notification requirements. At December 31, 2010, the Company had regulatory net capital of $8.9 billion, which was $8.2 billion in excess of the minimum net capital requirement of $685 million.

The Company is also subject to customer protection segregation requirements under securities laws and regulations, including those of the SEC and CFTC. As of December 31, 2010, total cash and securities with a market value of $26.4 billion have been segregated for the exclusive benefit of customers.

8. SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

Overview
The Company is involved with several types of off-balance-sheet arrangements, including special purpose entities (SPEs). See Note 1 to the Consolidated Statement of Financial Condition for a discussion of changes to the accounting for transfers and servicing of financial assets and consolidation of Variable Interest Entities (VIEs), including the elimination of Qualifying SPEs (QSPEs).

Uses of SPEs
An SPE is an entity designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to obtain liquidity and favorable capital treatment by securitizing certain of the Company's financial assets, to assist clients in securitizing their financial assets, and to create investment products for clients. SPEs may be organized in many legal forms including trusts, partnerships or corporations. In a securitization, the company transferring assets to an SPE converts those assets into cash before they would have been realized in the normal course of business, through the SPE's issuance of debt and equity instruments, certificates, commercial paper and other notes of indebtedness, which are recorded on the balance sheet of the SPE and not reflected on the transferring company's balance sheet, assuming applicable accounting requirements are satisfied. Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as a collateral account or over-collateralization in the form of excess assets in the SPE. The SPE can typically obtain a more favorable credit rating from rating agencies than the transferor could obtain for its own debt issuances, resulting in less expensive financing costs than unsecured debt. The SPE may also enter into derivative contracts in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE. Since QSPEs were eliminated, most of CGMI's SPEs are now VIEs.

Variable Interest Entities
VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights, and right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, subordinated fee arrangements, or certain types of derivative contracts, are variable interest holders in the entity. Since January 1, 2010, the variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. CGMI would be deemed to have a controlling financial interest if it has both of the following characteristics:

1. Power to direct activities of a VIE that most significantly impact the entity's economic performance; and
2. Obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

The Company must evaluate its involvement in each VIE and understand the purpose and design of the entity, the role the Company had in the entity's design, and its involvement in its ongoing activities. The Company then must evaluate which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities.

For those VIEs where the Company determines that it has the power to direct the activities that most significantly impact the VIE's economic performance, the Company then must evaluate its economic

interests, if any, and determine whether it could absorb losses or receive benefits that could potentially be significant to the VIE. When evaluating whether the Company has an obligation to absorb losses that could potentially be significant, it considers the maximum exposure to such loss without consideration of probability. Such obligations could be in various forms, including but not limited to, debt and equity investments.

Prior to January 1, 2010, the variable interest holder, if any, that would absorb a majority of the entity's expected losses, receive a majority of the entity's residual returns or both was deemed to be the primary beneficiary and consolidated the VIE. Consolidation of the VIE was determined based primarily on the variability generated in scenarios that are considered most likely to occur, rather than on scenarios that are considered more remote. In many cases, a detailed quantitative analysis was required to make this determination.

In various other transactions, the Company may act as underwriter or placement agent; may provide administrative, trustee, or other services; or may make a market in debt securities or other instruments issued by VIEs. The Company generally considers such involvement, by itself, not to be variable interests and thus not an indicator of power or potentially significant benefits or losses.

The Company's involvement with consolidated and unconsolidated VIEs with which the Company holds significant variable interests as of December 31, 2010 is presented in the following table.

In millions of dollars

	Total involvement with SPE assets	Consolidated VIE / SPE assets	Significant unconsolidated VIE assets (3)	Maximum exposure to loss in significant unconsolidated VIEs(1) Debt investments (2)
Collateralized loan obligations	$12,762	$ —	$12,762	$322
Collateralized debt obligations	8,659	—	8,659	194
Mortgage securitizations	4,850	142	4,708	274
Client intermediation	526	—	526	106
Other	47	—	47	12
Total	$26,844	$142	$26,702	$908

(1) The definition of maximum exposure to loss is included in the text that follows.
(2) Funded exposures that are included in the Company's December 31, 2010 Consolidated Statement of Financial Condition.
(3) A significant unconsolidated VIE is an entity where the Company has any variable interest considered to be significant, regardless of the likelihood of loss or the notional amount of exposure.

The previous table does not include:

- VIEs structured by third parties where the Company holds securities in inventory. These investments are made on arm's-length terms; and
- certain positions in mortgage-backed and asset-backed securities held by the Company, which are classified as *Trading account assets*, where the Company has no other involvement with the related securitization entity.

The asset balances for consolidated VIEs represent the current fair value of the assets. The asset balances for unconsolidated VIEs where the Company has significant involvement represent the most current information available to the Company. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available to the Company.

The maximum exposure to loss represents the balance sheet carrying amount of the Company's investment in the VIE. It reflects the initial amount of cash invested in the VIE plus any accrued interest and is adjusted for any impairments in value recognized in earnings and any cash principal payments received. The Company has no unfunded exposures to VIEs.

Mortgage Securitizations
The Company provides a wide range of mortgage loan products to a diverse customer base. The Company's mortgage loan securitizations are primarily non-recourse, thereby effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust.

Collateralized Debt and Loan Obligations
A securitized collateralized debt obligation (CDO) is an SPE that purchases a pool of assets consisting of asset-backed securities and issues multiple tranches of equity and notes to investors. A third-party asset manager is typically retained by the CDO to select the pool of assets and manage those assets over the term of the CDO. The Company earns fees for warehousing assets prior to the creation of a CDO, structuring CDOs and placing debt securities with investors. In addition, the Company has retained interests in many of the CDOs it has structured and makes a market in those issued notes.

A cash CDO, or arbitrage CDO, is a CDO designed to take advantage of the difference between the yield on a portfolio of selected assets, typically residential mortgage-backed securities, and the cost of funding the CDO through the sale of notes to investors. "Cash flow" CDOs are vehicles in which the CDO passes on cash flows from a pool of assets, while "market value" CDOs pay to investors the market value of the pool of assets owned by the CDO at maturity. Both types of CDOs are typically managed by a third-party asset manager. In these transactions, all of the equity and notes issued by the CDO are funded, as the cash is needed to purchase the debt securities. In a typical cash CDO, a third-party investment manager selects a portfolio of assets, which the Company funds through a warehouse financing arrangement prior to the creation of the CDO. The Company then sells the debt securities to the CDO in exchange for cash raised through the issuance of notes. The Company's continuing involvement in cash CDOs is typically limited to investing in a portion of the notes or loans issued by the CDO and making a market in those securities.

A securitized collateralized loan obligation (CLO) is substantially similar to the CDO transactions described above, except that the assets owned by the SPE are corporate loans and to a lesser extent corporate bonds, rather than asset-backed debt securities.

Where a CDO vehicle issues preferred shares, the preferred shares generally represent an insufficient amount of equity (less than 10%) and create the presumption that the preferred shares are insufficient to finance the entity's activities without subordinated financial support. In addition, although the preferred shareholders generally have full exposure to expected losses on the collateral and uncapped potential to receive expected residual rewards, it is not always clear whether they have the ability to make decisions about the entity that have a significant effect on the entity's financial results because of their limited role in making day-to-day decisions and their limited ability to remove the third-party asset manager. Because one or both of the above conditions will generally be met, management assumed that, even where a CDO vehicle issued preferred shares, the vehicle should be classified as a VIE.

Client Intermediation
Client intermediation transactions represent a range of transactions designed to provide investors with specified returns based on the returns of an underlying security, referenced asset or index. These transactions include credit-linked notes and equity-linked notes. In these transactions, the VIE typically

obtains exposure to the underlying security, referenced asset or index through a derivative instrument, such as a total-return swap or a credit-default swap. In turn the VIE issues notes to investors that pay a return based on the specified underlying security, referenced asset or index. The VIE invests the proceeds in a financial asset that serves as collateral for the derivative contract over the term of the transaction. The Company's involvement in these transactions includes investing in a portion of the notes issued by the VIE. In certain transactions, the investor's maximum risk of loss is limited and the Company absorbs risk of loss above a specified level. The Company does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and thus it does not consolidate them. The Company's maximum risk of loss in these transactions is defined as the amount invested in notes issued by the VIE.

9. DERIVATIVES ACTIVITIES

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures and forward contracts* which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.
- *Swap contracts* which are commitments to settle in cash at a future date or dates that may range from a few days to a number of years, based on differentials between specified financial indices, as applied to a notional principal amount.
- *Option contracts* which give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a specified time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company enters into these derivative contracts relating to interest rate, foreign currency, commodity, and other market/credit risks for the following reasons:

- *Trading Purposes—Customer Needs:* The Company offers its customers derivatives in connection with their risk-management actions to transfer, modify or reduce their interest rate, foreign exchange and other market/credit risks or for their own trading purposes. As part of this process, the Company considers the customers' suitability for the risk involved and the business purpose for the transaction. The Company also manages its derivative-risk positions through offsetting trade activities, controls focused on price verification, and daily reporting of positions to senior managers.
- *Trading Purposes—Own Account:* The Company trades derivatives for its own account and as an active market maker. Trading limits and price verification controls are key aspects of this activity.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the Consolidated Statement of Financial Condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction where the value of any collateral held is not adequate to cover such losses. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

Information pertaining to the volume of derivative activity is provided in the tables below. The notional amounts, for both long and short derivative positions, of CGMI's derivative instruments as of December 31, 2010 are presented in the following table.

Derivative Notionals

In millions of dollars at December 31, 2010	
Interest rate contracts	
Swaps	$ 92,540
Futures and forwards	1,080,463
Written options	33,056
Purchased options	46,369
Total interest rate contract notionals	1,252,428
Equity contracts	
Swaps	2,589
Futures and forwards	4,536
Written options	33,372
Purchased options	34,807
Total equity contract notionals	75,304
Foreign exchange forwards, futures and swaps notionals	32,875
Commodity futures notionals	99
Total derivative notionals	$ 1,360,706

Derivative Mark-to-Market (MTM) Receivables/Payables

	Derivatives classified in trading account assets/liabilities	
In millions of dollars at December 31, 2010	Assets	Liabilities
Derivative instruments		
Interest rate contracts	$3,153	$5,466
Equity contracts	423	388
Foreign exchange contracts	23	34
Total derivatives	3,599	5,888
Cash collateral paid	2,480	-
Less: Netting agreements and market value adjustments	(3,059)	(3,032)
Net receivables / payables	$3,020	$2,856

All derivatives are reported on the balance sheet at fair value. In addition, where applicable, all such contracts covered by master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to a valid master netting agreement. In addition, receivables in respect of cash collateral paid to a given counterparty are included in this netting.

As of December 31, 2010 the amount of receivables in respect of cash collateral paid that was netted with unrealized losses from derivatives was $2.1 billion.

10. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Company's total credit exposure. In connection with the Company's efforts to maintain a diversified portfolio, the Company limits its exposure to any one individual creditor and monitors this exposure on a continuous basis. At December 31, 2010, the Company's most significant concentration of credit risk was with the U.S. government and its agencies. The Company's exposure, which primarily results from trading assets issued by the U.S. government and its agencies, amounted to $38.8 billion at December 31, 2010. With the addition of U.S. government and U.S. government-agency securities pledged as collateral by counterparties in connection with collateralized financing activity, the Company's total holdings of U.S. government and U.S. government-agency securities were approximately $176 billion or 55% of the Company's total assets before netting at December 31, 2010.

11. FAIR VALUE MEASUREMENT

SFAS No. 157, *Fair Value Measurements* (SFAS 157) (now ASC 820-10, *Fair Value Measurements and Disclosures*), defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, it precludes the use of block discounts when measuring the fair value of instruments traded in an active market; such discounts were previously applied to large holdings of publicly traded equity securities. It also requires recognition of trade-date gains related to certain derivative transactions whose fair values have been determined using unobservable market inputs.

SFAS 157 changes the way that the probability of default of a counterparty is factored into the valuation of derivative positions, and includes the impact of the CGMI's own credit risk on derivatives measured at fair value.

Fair Value Hierarchy

ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.
- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

This hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

Determination of Fair Value

For assets and liabilities carried at fair value, the Company measures such value using the procedures set out below, irrespective of whether these assets and liabilities are carried at fair value as a result of an election or whether they were previously carried at fair value.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items as Level 1. In some cases where a market price is available, the Company will make use of acceptable practical expedients (such as matrix pricing) to calculate fair value, in which case the items are classified as Level 2.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, option volatilities, etc. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

Where available, the Company may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to that being valued. The frequency and size of transactions and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations would be classified as Level 2. If prices are not available, other valuation techniques would be used and the item would be classified as Level 3.

Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors or brokers. Vendors and brokers' valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models and any significant assumptions.

Securities purchased under agreements to resell and securities sold under agreements to repurchase

No quoted prices exist for such instruments and so fair value is determined using a discounted cash-flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. Expected cash flows are discounted using market rates appropriate to the maturity of the instrument as well as the nature and amount of collateral taken or received. Generally, such instruments are classified within Level 2 of the fair value hierarchy as the inputs used in the fair valuation are readily observable.

Trading account assets and liabilities—trading securities and trading loans

When available, the Company uses quoted market prices to determine the fair value of trading securities; such items are classified as Level 1 of the fair value hierarchy. Examples include some government securities and exchange-traded equity securities.

For bonds and secondary market loans traded over the counter, the Company generally determines fair value utilizing internal valuation techniques. Fair value estimates from internal valuation techniques are verified,

where possible, to prices obtained from independent vendors. Vendors compile prices from various sources and may apply matrix pricing for similar bonds or loans where no price is observable. If available, the Company may also use quoted prices for recent trading activity of assets with similar characteristics to the bond or loan being valued. Trading securities and loans priced using such methods are generally classified as Level 2. However, when less liquidity exists for a security or loan, a quoted price is stale or prices from independent sources vary, a loan or security is generally classified as Level 3.

Trading account assets and liabilities—derivatives
The majority of derivatives entered into by the Company are valued using internal valuation techniques. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. The principal techniques used to value these instruments are discounted cash flows, Black-Scholes and Monte Carlo simulation. The initial fair values of derivative contracts reflect cash the Company has paid or received (for example, option premiums paid and received).

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign-exchange rates, the spot price of the underlying volatility and correlation. The item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Correlation and items with longer tenors are generally less observable.

Market valuation adjustments
Liquidity adjustments are applied to items in Level 2 and Level 3 of the fair value hierarchy to ensure that the fair value reflects the price at which the entire position could be liquidated in an orderly manner. The liquidity reserve is based on the bid-offer spread for an instrument, adjusted to take into account the size of the position consistent with what CGMI believes a market participant would consider.

Counterparty credit-risk adjustments are applied to derivatives, such as over-the-counter derivatives, where the base valuation uses market parameters based on the LIBOR interest rate curves. Not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, so it is necessary to consider the market view of the credit risk of a counterparty in order to estimate the fair value of such an item.

Bilateral or "own" credit-risk adjustments are applied to reflect the Company's own credit risk when valuing derivatives. Counterparty and own credit adjustments consider the expected future cash flows between CGMI and its counterparties under the terms of the instrument and the effect of credit risk on the valuation of those cash flows, rather than a point-in-time assessment of the current recognized net asset or liability. Furthermore, the credit-risk adjustments take into account the effect of credit-risk mitigants, such as pledged collateral and any legal right of offset (to the extent such offset exists) with a counterparty through arrangements such as netting agreements.

Alt-A mortgage securities
The Company classifies its Alt-A mortgage securities as trading investments. The securities are recorded at fair value. For these purposes, CGMI defines Alt-A mortgage securities as non-agency residential mortgage-backed securities (RMBS) where (1) the underlying collateral has weighted average FICO scores between 680 and 720 or (2) for instances where FICO scores are greater than 720, RMBS have 30% or less of the underlying collateral composed of full documentation loans.

Similar to the valuation methodologies used for other trading securities and trading loans, the Company generally determines the fair values of Alt-A mortgage securities utilizing internal valuation techniques. Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Vendors compile prices from various sources. Where available, the Company

may also make use of quoted prices for recent trading activity in securities with the same or similar characteristics to that being valued.

The internal valuation techniques used for Alt-A mortgage securities, as with other mortgage exposures, consider estimated housing price changes, unemployment rates, interest rates and borrower attributes. They also consider prepayment rates as well as other market indicators.

Alt-A mortgage securities that are valued using these methods are generally classified as Level 2. However, Alt-A mortgage securities backed by Alt-A mortgages of lower quality or more recent vintages are mostly classified as Level 3 due to the reduced liquidity that exists for such positions, which reduces the reliability of prices available from independent sources.

Items Measured at Fair Value on a Recurring Basis
The following table presents for each of the fair value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010. The Company often hedges positions that have been classified in the Level 3 category with financial instruments that have been classified as Level 1 or Level 2. In addition, the Company also hedges items classified in the Level 3 category with instruments classified in Level 3 of the fair value hierarchy. The effects of these hedges are presented gross in the following table.

In millions of dollars at December 31, 2010	Level 1	Level 2	Level 3	Gross inventory	Netting [(1)]	Net balance
Assets						
Securities purchased under agreements to resell	$ -	$ 77,175	$ 4,973	$ 82,148	$ (30,351)	$ 51,797
Trading securities						
Trading mortgage-backed securities						
U.S. government-sponsored agency guaranteed	-	23,370	268	23,638	-	23,638
Prime	-	586	469	1,055	-	1,055
Alt-A	-	1,068	289	1,357	-	1,357
Subprime	-	763	225	988	-	988
Non-U.S. residential	-	2	31	33	-	33
Commercial	-	740	182	922	-	922
Total trading mortgage-backed securities	-	26,529	1,464	27,993	-	27,993
U.S. Treasury and federal agencies securities						
U.S. Treasury	9,974	1,866	-	11,840	-	11,840
Agency obligations	-	3,275	-	3,275	-	3,275
Total U.S. Treasury and federal agencies securities	9,974	5,141	-	15,115	-	15,115
State and municipal	-	5,296	60	5,356	-	5,356
Foreign government	72	962	31	1,065	-	1,065
Corporate	-	11,634	1,745	13,379	-	13,379
Equity securities	8,756	222	148	9,126	-	9,126
Asset-backed securities	-	52	1,807	1,859	-	1,859
Other debt securities	-	110	648	758	-	758
Total trading securities	18,802	49,946	5,903	74,651	-	74,651
Derivatives						
Interest rate contracts	1	2,980	172	3,153		
Equity contracts	113	282	28	423		
Foreign exchange contracts	11	12	-	23		
Total gross derivatives	125	3,274	200	3,599		
Cash collateral paid				2,480		
Netting agreements and market value adjustments					(3,059)	
Total derivatives	125	3,274	200	6,079	(3,059)	3,020
Investment in Preferred Securities of MSSB LLC	-	-	2,000	2,000	-	2,000
Investments in non-marketable equity securities	-	-	9	9	-	9
Loans	-	-	135	135	-	135
Total assets	$ 18,927	$ 130,395	$ 13,220	$ 165,022	$ (33,410)	$ 131,612
Total as a percentage of gross assets [(2)]	11.7%	80.2%	8.1%	100.0%		

In millions of dollars at December 31, 2010	Level 1	Level 2	Level 3	Gross inventory	Netting [(1)]	Net balance
Liabilities						
Securities sold under agreements to repurchase	$ -	$ 111,967	$ 1,159	$ 113,126	$ (30,351)	$ 82,775
Trading account liabilities						
Securities sold, not yet purchased	18,077	6,845	97	25,019	-	25,019
Derivatives						
Interest rate contracts	6	5,253	207	5,466		
Equity contracts	51	320	17	388		
Foreign exchange contracts	2	32	-	34		
Total gross derivatives	59	5,605	224	5,888		
Netting agreements and market value adjustments					(3,032)	
Total derivatives	59	5,605	224	5,888	(3,032)	2,856
Long-term debt	-	-	128	128	-	128
Total liabilities	$ 18,136	$ 124,417	$ 1,608	$ 144,161	$ (33,383)	$ 110,778
Total as a percentage of gross liabilities	12.6%	86.3%	1.1%	100.0%		

(1) Represents netting of: (i) the amounts due under securities purchased under agreements to resell and the amounts owed under securities sold under agreements to repurchase, and (ii) derivative exposures covered by a qualifying master netting agreement, cash collateral, and the market value adjustment.

(2) Percentage is calculated based on total assets at fair value, excluding collateral paid on derivatives.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated Fair Value of Financial Instruments

The following table presents the carrying value and fair value of the Company's financial instruments. As required, the disclosure excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, and other expenses that would be incurred in a market transaction. In addition, the table excludes the values of non-financial assets and liabilities, as well as relationship and intangible values, which are integral to a full assessment of the Company's financial position and the value of its net assets.

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

	December 31, 2010	
In billions of dollars	Carrying value	Estimated fair value
Assets		
Collateralized short-term financing agreements	$156.4	$156.4
Trading account assets	77.7	77.7
Receivables	22.5	22.5
Other financial assets (1)	30.5	30.5

	December 31, 2010	
In billions of dollars	Carrying value	Estimated fair value
Liabilities		
Collateralized short-term financing agreements	$131.4	$131.4
Trading account liabilities	27.9	27.9
Payables to customers, brokers, dealers and clearing organizations	45.4	45.4
Long-term debt	27.3	27.3
Other financial liabilities (2)	24.1	24.1

(1) Includes cash and cash equivalents, cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations, the Investment in MSSB LLC and other financial instruments included in *Other assets* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.
(2) Includes short-term borrowings and other financial instruments included in *Other payables and accrued liabilities* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

13. COLLATERAL, COMMITMENTS AND GUARANTEES

Collateral

At December 31, 2010, the approximate fair value of collateral received by the Company that may be resold or repledged by the Company, excluding the impact of allowable netting, was $248 billion. This collateral was received in connection with resale agreements, securities borrowings and loans, and margined broker loans. At December 31, 2010, a substantial portion of the collateral received by the Company had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations and segregation requirements under securities laws and regulations.

At December 31, 2010, the Company had $674 million of outstanding letters of credit from third-party banks to satisfy various collateral and margin requirements.

Lease Commitments

The Company has noncancelable leases covering office space expiring on various dates through 2020. Various leases contain provisions for lease renewals and escalation of rent based on increases in certain costs incurred by the lessors.

At December 31, 2010, future minimum annual rentals under noncancelable leases, net of sublease income, are as follows:

In millions of dollars	
2011	$ 114
2012	113
2013	112
2014	110
2015	109
Thereafter	531
Minimum future rentals	$ 1,089

Securities lending indemnifications
Owners of securities frequently lend those securities for a fee to other parties who may sell them short or deliver them to another party to satisfy some other obligation. Broker-dealers may administer such securities lending programs for their clients. Securities lending indemnifications are issued by the broker-dealer to guarantee that a securities lending customer will be made whole in the event that the security borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. CGMI had issued $492 million in fully collateralized securities lending indemnifications at December 31, 2010. The carrying value of the securities lending indemnifications is not material, as the Company has determined that the amount and probability of potential liabilities arising from these guarantees are not significant.

Guarantees and indemnifications
In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications, including indemnifications that protect the counterparties to the contracts in the event that additional taxes are owed due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception (for example, that loans transferred to a counterparty in a sales transaction did in fact meet the conditions specified in the contract at the transfer date). No compensation is received for these standard representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2010, related to these indemnifications.

The Company is a member of, or shareholder in, hundreds of value-transfer networks (VTNs) (payment clearing and settlement systems as well as securities exchanges) around the world. As a condition of membership, many of these VTNs require that members stand ready to backstop the net effect on the VTNs of a member's default on its obligations. The Company's potential obligations as a shareholder or member of VTN associations are excluded from the scope of FIN 45, since the shareholders and members represent subordinated classes of investors in the VTNs. Accordingly, there are no amounts reflected on the

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors
Citigroup Global Markets Inc.:

In planning and performing our audit of the consolidated financial statements of Citigroup Global Markets Inc. (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

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2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

KPMG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011

KPMG

CITIGROUP GLOBAL MARKETS INC.

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

December 31, 2010

(With Report of Independent Accountants' Report on Applying Agreed-Upon Procedures Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Accountants' Report on Applying Agreed Upon Procedures

The Board of Directors
Citigroup Global Markets Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Citigroup Global Markets Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively with the Company, the Specified Users), solely to assist you and the other Specified Users in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Users. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the summation of Total Revenues reported on the Company's quarterly FOCUS Form X-17A-5 for each of the three month periods ending March 31; June 30; September 30; and December 31, 2010 with the amounts reported in Form SIPC-7 for the twelve month period ending December 31, 2010; noting no differences;

3. Compared the adjustments reported in Form SIPC-7 with supporting schedules and workpapers. Specifically, we compared:

    a. the addition from line 2b (2) titled "Net loss from principal transactions in securities in trading accounts" on Form SIPC-7, to the summation of line 3922 on the Company's quarterly FOCUS Form X-17A-5 for each of the three month periods ending March 31; June 30; September 30; and December 31, 2010, and noted no differences;

    b. the addition from line 2b (3) titled "Net loss from principal transactions in commodities in trading accounts" on Form SIPC-7, to the summation of line 3904 on the Company's quarterly FOCUS Form X-17A-5 for

KPMG

each of the three month periods ending March 31; June 30; September 30; and December 31, 2010, and noted no differences;

c. the deduction from line 2c (1) titled "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products" on Form SIPC-7, to the summation of line 3970 on the Company's quarterly FOCUS Form X-17A-5 for each of the three month periods ending March 31; June 30; September 30; and December 31, 2010, and noted no differences;

d. the deduction from line 2c (3) titled "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" on Form SIPC-7, to the summation of line 4055 on the Company's quarterly FOCUS Form X-17A-5 for each of the three month periods ending March 31; June 30; September 30; and December 31, 2010, and noted no differences;

e. the deduction from line 2c (5) titled "Net gain from securities in investment accounts" on Form SIPC-7, to the summation of line 3952 on the Company's quarterly FOCUS Form X-17A-5 for each of the three month periods ending March 31; June 30; September 30; and December 31, 2010, and noted no differences;

f. the deduction from line 2c (6) titled "100% of commissions and markups earned from transactions in (i) certificate of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date" on Form SIPC-7, to a schedule prepared from the Company's accounting records for the period of January 1, 2010 to December 31, 2010, and noted no differences;

g. the deduction from line 2c (7) titled "Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)" on Form SIPC-7, to a schedule prepared from the Company's accounting records for the period of January 1, 2010 to December 31, 2010, and noted no differences;

h. the deduction from line 2c (8) titled "Other revenue not related either directly or indirectly to the securities business" on Form SIPC-7, to a schedule prepared from the Company's accounting records for the period of January 1, 2010 to December 31, 2010, and noted no differences;

i. the deduction from line 2c (9) (i) titled "Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income" on Form SIPC-7, to the summation of line 4075 on the Company's quarterly

FOCUS Form X-17A-5 for each of the three month periods ending March 31; June 30; September 30; and December 31, 2010, and noted no differences;

j. the deduction from line 2c (9) (ii) titled "40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)" on Form SIPC-7, to the summation of line 3960 on the Company's quarterly FOCUS Form X-17A-5 for each of the three month periods ending March 31; June 30; September 30; and December 31, 2010 multiplied by 40%, and noted no differences; and

4. Proved the arithmetical accuracy of the "General Assessment" line 2e by adding "Total revenue", "Additions" and "Deductions" to arrive at the "SIPC Net Operating Revenues" on line 2d and multiplied it by the assessment fee of .0025, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Users and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011

KPMG

Citigroup Global Markets Inc.
Schedule of General Assessment Reconciliation
Period From January 1, 2010 to December 31, 2010

Total revenue (FOCUS Line 12/Part IIA Line 9)	$ 9,960,484,013
Additions:	
Net loss from principal transactions in securities in trading accounts	554,982
Net loss from principal transactions in commodities in trading accounts	914,223
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(49,983,474)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(79,932,706)
Net gain from securities in investment accounts.	(9,818,009)
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	(42,001,864)
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(184,589,685)
Other revenue not related either directly or indirectly to the securities business.	256,563,276
Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	(1,713,475,498)
SIPC Net Operating Revenues	8,138,715,259
General Assessment @ .0025	20,346,788
Less payment made with Form SIPC-6	(11,169,907)
Total Due	$ 9,176,881